Final Term Sheet
Filed Pursuant to Rule 433
Registration No. 333-216234

April 18, 2017

Wells Fargo & Company

Final Term Sheet

2.094% Notes Due April 25, 2022

Issuer:	Wells Fargo & Company (“Issuer”)

Issue:	2.094% Notes due April 25, 2022 (the “Notes”) issued pursuant to a Prospectus dated February 24, 2017, as supplemented by a Prospectus Supplement dated April 18, 2017 and a Canadian Wrapper dated April 18, 2017 (collectively, the “Canadian Offering Memorandum”)

Expected Ratings*:	DBRS:	AA (Negative)

	Moody’s:	A2 (Stable)

	S&P:	A (Negative)

Principal Amount:	C$1,000,000,000

Issue Price:	C$100.00

Net Proceeds:	C$996,500,000

Price Date:	April 18, 2017

Settlement Date:	April 25, 2017 (T+5)

Maturity Date:	April 25, 2022

Day Count Convention:	Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is not a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Coupon:	2.094%

Issue Spread:

+109 bps over the GoC Curve (CAN 0.50% 1MAR22 & CAN 2.75% 1JUN22)

+111.5 bps (includes a curve adjustment of 2.4 bps plus a delay cost of 0.1 bps) over the CAN 0.50% 1MAR22 (priced at $97.73 to yield 0.979%)

Yield:	2.094%

Interest Payments Dates:	The Notes will bear interest from the settlement date up to, but excluding, April 25, 2022 at a fixed annual rate of 2.094%, payable, in equal semi-annual instalments on April 25 and October 25 in each year, with the first payment of interest due on October 25, 2017 and the last payment of interest due on April 25, 2022.

Ranking:	The Notes will be senior unsecured obligations of the Issuer and will rank equally with all of the Issuer’s other senior debt securities. Holders of the Notes may be fully subordinated to interests held by the U.S. government in the event the Issuer enters into a receivership, insolvency, liquidation or similar proceeding.

Governing Law:	New York

Form of Notes:	The Notes will be registered in the name of CDS Clearing and Depository Services Inc.

Form of Distribution:

The distribution of the Notes is being made on a private placement basis in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each province of Canada (collectively, the “Offering Jurisdictions”) and, generally, subject to the requirements of the Canadian Wrapper, the Notes will only be sold on a private placement basis in:

(a) the province of Alberta, pursuant to the “accredited investor” exemption under section 2.3 of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) to “accredited investors” (as defined in NI 45-106) who purchase the Notes as principal (or are deemed to be purchasing as principal) and are not individuals; and

(b) the Offering Jurisdictions other than the province of Alberta, pursuant to the “minimum amount investment” exemption under section 2.10 of NI 45-106, and therefore only to purchasers that are not individuals and that are purchasing as principal, Notes with an acquisition cost to each purchaser of not less than C$150,000 paid in cash at the time of closing, unless such a purchaser is a person acting on behalf of a fully managed account described in paragraph (q) of the definition of “accredited investor” under section 1.1 of NI 45-106 or a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation of a jurisdiction of Canada (other than a trust company or trust corporation registered solely under the laws of the Province of Prince Edward Island) or a foreign jurisdiction acting on behalf of a fully managed account managed by the trust company or trust corporation in which case the Notes may only be sold on a private placement basis to such purchaser pursuant to the “accredited investor” exemption.

Resale Restrictions:	Resale of the Notes will be subject to restrictions under applicable securities laws. Unless permitted under applicable securities laws, holders of the Notes must not trade the Notes before the date the Issuer becomes a reporting issuer in Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. There is currently no market through which the Notes may be sold and there can be no assurance that a secondary market for the Notes will develop or, if such market develops, continue and be liquid. The Issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Denomination:	The Notes will be denominated in Canadian dollars with minimum denominations of C$5,000 and integral multiples of C$1,000 in excess thereof. Payments on the Notes will be made in Canadian dollars. If Canadian dollars are unavailable for a payment on the Notes due to circumstances beyond the Issuer’s control, payments on the Notes will be made in U.S. dollars.

Business Day:	Toronto and New York

CUSIP / ISIN:	949746SQ5 / CA949746SQ58

Syndicate:

TD Securities Inc., Wells Fargo Securities Canada, Ltd., BMO Nesbitt Burns Inc., CIBC World Markets Inc. (Joint Bookrunners)

National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. (Co-Managers)

Method of Distribution:	Underwritten

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling TD Securities Inc. at 800-263-5292, Wells Fargo Securities Canada, Ltd. at 416-607-2919, BMO Nesbitt Burns Inc. at 416-359-6574 or CIBC World Markets Inc. at 416-594-8515.